OTIS WORLDWIDE CORPORATION
One Carrier Place
Farmington, Connecticut 06032

August 6, 2020

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones

RE:	Otis Worldwide Corporation Registration Statement on Form S-4 File No. 333-240272 Request for Acceleration

Dear Mr. Jones:

Reference is made to the Registration Statement on Form S-4 (File No. 333-240272) (the “Registration Statement”) filed by Otis Worldwide Corporation (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on August 10, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Joshua R. Cammaker, Esq. of Wachtell, Lipton, Rosen & Katz at (212) 403-1331 with any questions you may have concerning this letter, or if you require any additional information. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

OTIS WORLDWIDE CORPORATION

By:	/s/ Rahul Ghai
	Name:	Rahul Ghai
	Title:	Executive Vice President and Chief Financial Officer

cc:	Joshua R. Cammaker, Esq. Wachtell, Lipton, Rosen & Katz